                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                    TO RULES 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. ___)


                     Birner Dental Management Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    091283200
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Richard E. Beckman
          300 E. Long Lake Road, Suite 311, Bloomfield Hills, MI 48304
                                 (248) 203-1121
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 2, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                Page 1 of 5 Pages

CUSIP NO. 091283200                  13D                       Page 2 of 5 Pages
--------------------------------------------------------------------------------
1               NAME OF REPORTING PERSONS

                            Walter Knysz, Jr. D.D.S.

--------------------------------------------------------------------------------
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [  ]

                                                                      (b)  [  ]
--------------------------------------------------------------------------------
3               SEC USE ONLY

--------------------------------------------------------------------------------
4               SOURCE OF FUNDS*
                            PF
--------------------------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) or 2(e)

                            Not Required

--------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States
--------------------------------------------------------------------------------
                 7      SOLE VOTING POWER
   NUMBER OF            74,075
    SHARES      ----------------------------------------------------------------
  BENEFICIALLY   8      SHARED VOTING POWER
   OWNED BY             0
EACH REPORTING  ----------------------------------------------------------------
    PERSON       9      SOLE DISPOSITIVE POWER
     WITH               74,075
                ----------------------------------------------------------------
                10      SHARED DISPOSITIVE POWER
                        0
--------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            74,075

--------------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*
                                                                           [  ]

--------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            5.01%

--------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON*

                            IN
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

              This statement relates to shares of common stock, without par value (the "Common Stock") of Birner Dental Management Services, Inc., a Colorado corporation ("Birner"). The name and address of the principal executive office of Birner is: Birner Dental Management Services, Inc., 3801 East Florida Avenue, Suite 508, Denver, Colorado 80210.

ITEM 2. IDENTITY AND BACKGROUND.

                  (a) This statement is filed on behalf of Walter Knysz, Jr., D.D.S. Shares of Common Stock owned by Dr. Knysz are owned by him as trustee of his revocable living trust, as to which he is the sole trustee.

                  (b) The business address for Dr. Knysz is 300 E. Long Lake, Suite 311, Bloomfield Hills, Michigan 48304.

                  (c) The principal occupation of Dr. Knysz is Chairman of ADG, Inc., a dental management company, doing business as Great Expressions Dental Center ("Great Expressions"). The address of the executive office of ADG, Inc. is set forth in (b) above.

                  (d) During the last five years, Dr. Knysz has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, Dr. Knysz has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws was issued nor in which there was a finding of any violation with respect to such laws.

                  (f) Dr. Knysz is a U.S. citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              Dr. Knysz used $203,394 of his personal funds to purchase the Common Stock.

ITEM 4. PURPOSE OF TRANSACTION.

              Dr. Knysz initially acquired the Common Stock in connection with his attempt to pursue a business combination between Great Expressions, a privately held Michigan company controlled by Dr. Knysz, and Birner. Since early 2001, Dr. Knysz has explored a possible business combination between Birner and Great Expressions. Dr. Knysz has exchanged correspondence with Birner's management over this time and submitted a shareholder proposal for the Birner 2002 Annual Meeting to require the Board of Directors to take action to cause the sale, merger or other disposition of Birner, which proposal was not approved. On June 6, 2002, Great Expressions submitted an unsolicited offer to Birner management for a business combination that would result in consideration of approximately $12 per share. Birner rejected this offer on June 25, 2002 and Great Expressions withdrew its offer on September 6, 2002. Dr.

Knysz intends to continue to review, from time to time, the business affairs and financial results of Birner. Based on such evaluation and review, Dr. Knysz may consider from time to time various alternative transactions with respect to Birner, including the acquisition or sale of Common Stock, changes to Birner's present board of directors, an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Birner, a sale or transfer of a material amount of the assets of Birner, other material changes in the business of Birner, its corporate structure or management, or any similar transactions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

              (a) As of October 2, 2002, Dr. Knysz was the beneficial owner of 74,075 shares, or 5.01% of the outstanding Common Stock of Birner.

              (b) Dr. Knysz has the sole power to vote, direct the vote, dispose and direct the disposition of these 74,075 shares of Common Stock.

              (c) Dr. Knysz has effected the following transactions in the Common Stock during the sixty-day period ending October 2, 2002:

                        Date of                   Type of                  Number          Price
                      Transaction               Transaction              Of Shares       Per Share
                      -----------               -----------              ---------       ---------
                       9/23/2002            Open-market purchase              500         $10.50
                       9/24/2002            Open-market purchase              250          10.45
                       9/25/2002            Open-market purchase              500          10.55
                       9/27/2002            Open-market purchase              250          10.30
                       9/27/2002            Open-market purchase            1,150          10.50
                       9/27/2002            Open-market purchase              200          10.50
                       10/1/2002            Open-market purchase              900          10.30
                       10/1/2002            Open-market purchase            1,000          10.37
                       10/2/2002            Open-market purchase              500          10.35
                       10/2/2002            Open-market purchase              100          10.30


              (d) Not applicable.

              (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              Not applicable

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

              Not applicable

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             October 9, 2002


                                             /s/ Walter Knysz Jr. D.D.S.
                                             ----------------------------
                                             Walter Knysz Jr., Individually